SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on Tuesday, 26 November 2024 it purchased for cancellation a total of 133,698 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and 114,000 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

	Per Ordinary Share	Per Ordinary Share underlying American Depositary Shares
Volume weighted average price paid	€18.3274	US$21.5901
Highest price paid	€18.445	US$21.805
Lowest price paid	€18.240	US$21.350

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").

As announced on 27 August 2024, all shares purchased by the Company will be cancelled. In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by J&E Davy on behalf of the Company as part of the Programme is outlined in this announcement below.

Enquiries:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

Schedule of Trades:

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33
Intermediary name:	J&E Davy
Intermediary code:	DAVYIE21
Time zone:	GMT
Currency:	EUR

Number of Shares	Gross Price per Share	Currency	Trade Time	Exchange	Trade ID
4221	18.38	EURO	08:21:36	Euronext Dublin	00043446048TRLO0-1
1023	18.3	EURO	08:37:46	Euronext Dublin	00043446086TRLO0-1
3000	18.41	EURO	10:22:47	Euronext Dublin	00043446880TRLO0-1
2110	18.37	EURO	11:03:24	Euronext Dublin	00043447178TRLO0-1
4229	18.445	EURO	11:22:06	Euronext Dublin	00043447371TRLO0-1
6551	18.325	EURO	13:18:05	Euronext Dublin	00043448074TRLO0-1
3900	18.24	EURO	14:29:22	Euronext Dublin	00043448632TRLO0-1
23112	18.365	EURO	14:35:17	Euronext Dublin	00043448780TRLO0-1
32118	18.325	EURO	14:45:20	Euronext Dublin	00043449001TRLO0-1
9112	18.3	EURO	15:50:16	Euronext Dublin	00043449837TRLO0-1
21222	18.3	EURO	16:00:57	Euronext Dublin	00043449975TRLO0-1
23100	18.3	EURO	16:09:45	Euronext Dublin	00043450128TRLO0-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 November, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary